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                                                                       FILED BY:
                                                                  Innoveda, Inc.

                                                              SUBJECT COMPANIES:
                                  Innoveda, Inc. (Commission File No.: 000-20923 PADS Software, Inc. (Commission File No.: N/A)


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
Contact Information
NORTH AMERICA:                                       EUROPE/MIDDLE EAST:        ASIA PACIFIC:    INVESTOR RELATIONS
Ed Canty                   Sarah Miller              Peter van der Sluijs       Junko Kaneko     508.303.5507
508.303.5291               508.303.5254              +44 1442 879222            03(3364)5531     investors@innoveda.com
ecanty@innoveda.com        smiller@innoveda.com      peterv@neesham.co.uk       junko@e-e.co.jp

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              INNOVEDA AND PADS SOFTWARE ANNOUNCE MERGER AGREEMENT



MARLBORO, MASS. - JUNE 2, 2000 - Innoveda, Inc. (Nasdaq: INOV) today announced it has entered into a definitive merger agreement to acquire PADS Software, Inc., a privately held company. In the transaction, valued at approximately U.S. $32 million, a total of approximately 6.5 million shares of Innoveda stock and approximately U.S. $2 million will be exchanged for all PADS outstanding stock. In addition, Innoveda will assume all outstanding options to purchase PADS stock.

         Together, the companies will be positioned to deliver a comprehensive environment for printed circuit board (PCB) and advanced IC packaging design, in addition to Innoveda's other environments for system-level design, design capture and electromechanical design. The environments are backed by Innoveda's comprehensive consulting services, and sold through an experienced worldwide direct sales force and Value Added Reseller (VAR) channel.

         Innoveda is a leader in electronic product design solutions and PADS is widely recognized for its PCB design software. Both companies are leaders in the Electronic Design Automation (EDA) industry and provide software tools and services to engineers who design complex electronic systems sold by companies that participate in the telecommunications, computer, transportation and consumer electronics markets.

         The announcement comes two months after Viewlogic Systems, Inc. and Summit Design, Inc. completed their merger to become Innoveda.

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MARKET-DEFINING MOVE

         William J. (Will) Herman, Innoveda president and CEO, said the merger "will create a powerhouse in PCB systems design" to address the increasing complexity engineers face in developing differentiable end-products and delivering them to market ahead of competitors. "Today's electronic products contain fast, highly complex components that are frequently mounted on multi-layer, high-density printed circuit boards and advanced packages such as ball grid arrays (BGAs) and chip scale packages (CSPs). The need for high-speed, accurate routing and electrical analysis tools, which can prevent costly problems downstream in the manufacturing process, has never been greater," he said.

NEW INNOVEDA OFFERINGS

         Through the merger, Innoveda plans to offer a complete printed circuit board and advanced packaging design environment that includes tools for interconnect planning, component placement, layout and automatic routing; high-speed analysis; and board fabrication auditing and optimization tools.

SEAMLESS TRANSITION

         Ken Tepper, president and CEO of PADS, called the merger a "win/win" for Innoveda and PADS customers. Both companies' product sets are complementary. "This is a model of what a merger should be, with clear product synergies and minimal overlap. We expect the transition to be relatively seamless. Our cultures are very similar and we gain immediate synergies with our VARs as well, because they already have been selling many of Innoveda's products.

         "The merger elevates PADS from a mainstream point-tool supplier to an integral part of a full solutions provider for electronic product design," Tepper said. "I think it is important for PADS customers to know that Innoveda intends to retain the PADS management team and we will be working to integrate our product lines with Innoveda to deliver a complete PCB solution."

PADS GROWTH

         Founded in 1986, PADS has grown its revenues an average of 23 percent annually for the past seven years, exceeding the growth of the overall EDA market during that

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period. The company achieved revenues of U.S. $25.7 million in 1999. PADS has a user base of 62,000 spanning 45 countries.

COMPLETING THE VISION

         According to Dan Ganousis, Innoveda's senior vice president of worldwide marketing and consulting services, "the merger represents the next step in Innoveda's strategy to provide innovative tools, design environments and consulting services that enable its customers to `visualize, design and build' complex electronic systems. PADS completes the `build' portion of our vision.

         "The powerful Visual HDL(TM) and Virtual-CPU(TM) tools allow engineers to `visualize' their designs at the architectural level," said Ganousis. "ViewDraw(R), a premier schematic capture tool, and the Design Exchange(TM) family of tools that enables Internet-based collaboration and communication are key elements of the `design' stage. In the `build' stage, Innoveda's ePlanner interconnect planning tool provides the PCB designer with a `what-if' environment that allows optimal termination and placement strategies to be determined prior to physical design. Innoveda will add PADS' PowerPCB(TM) design environment, which includes BlazeRouter(TM), the industry's newest and feature-rich autorouter; PowerBGA for physical design at the IC package level; and HyperLynx(TM), which along with XTK(TM) provides a comprehensive signal integrity analysis offering. Designers can use the PADS' CAM 350(TM) family of tools to optimize PCB databases to drive bare board fabrication and test processes. In parallel with the PCB design process, designers use Innoveda's electromechanical environment to design, route and analyze wire and cable harnesses.

COMPETITIVE ADVANTAGE

         "The addition of HyperLynx will allow us to penetrate virtually all entry points in the fast-growing SI market segment," said Ganousis. "The technology base created by HyperLynx and XTK, along with BlazeRouter and the new Latium architecture, will give us a strong foundation for moving to the next generation of PCB design technology.

         "BlazeRouter and the Latium architecture were key factors in our decision to merge with PADS. BlazeRouter has the latest router technology, and now we have the opportunity to integrate our high-speed analysis products with this tool to address the needs of tomorrow's high-performance PCB designs.

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         "We're excited about the possibility of offering a comprehensive printed circuit board design solution. Innoveda will provide a complete pre-and post-layout analysis environment for static timing, Electromagnetic Interference
(EMI), signal integrity, power plane analysis and manufacturing interfaces that decrease cycle time and eliminate design spins. We believe no other company offers this breadth and depth of capability," Ganousis added.

MANUFACTURING ALLIANCE

         The merger of the two companies will also result in an alliance between Innoveda and Kyoden Ltd., PADS' former major shareholder and major bare board PCB manufacturer in Japan. The alliance will enable both companies to promote a complete flow from product visualization to product realization providing further differentiation from competitive offerings.

TERMS OF THE MERGER

         There will be no adjustment to merger consideration for changes in Innoveda stock price prior to the closing. The merger will be accounted for as a purchase. The boards of directors at both companies have approved the merger. It is subject to approval of PADS shareholders, customary SEC and other regulatory approvals, and closing conditions. The transaction is intended to qualify as a tax-free reorganization. Innoveda expects a one-time charge related to certain acquisition and related expenses in the quarter in which the transaction closes.

ABOUT PADS

         PADS Software, Inc. is a worldwide supplier of software that aids in the design, layout, verification and manufacturing of printed interconnect systems that are used in electronic products. The company is focused on providing sophisticated, comprehensive products that offer the flexibility and price/performance advantage of Windows-based tools. PADS also offers solutions for printed circuit fabrication with its Advanced CAM Technologies (ACT) product line and design verification products with its HyperLynx product line.

ABOUT INNOVEDA

         Innoveda, Inc. (Nasdaq: INOV) is a leading provider of innovative software and services that help engineers visualize, design and build advanced electronic systems. In

March 2000, the company was formed through the merger of Viewlogic Systems, Inc. and Summit Design, Inc. Previously, Viewlogic acquired Transcendent Design Technology, Inc. These transactions formed the foundation of Innoveda's comprehensive eProduct (electronic product) solutions for system-level design, design capture, board design and electromechanical design. Headquartered in Marlboro, Mass., Innoveda has offices worldwide.

FORWARD-LOOKING STATEMENTS

         This press release includes forward-looking statements that are subject to a number of risks and uncertainties. All statements, other than statements of historical facts included in this press release, regarding Innoveda's strategy, future operations, financial position, prospects, plans, goals and objectives of management are forward-looking statements. When used in this press release, the words "will", "believe", "anticipate", "intend", "estimate", "expect", "project", "plan" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee future results, levels of activity, performance or achievements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future transactions or strategic alliances.

         Our actual results could differ materially from those anticipated in these forward -looking statements as a result of various factors, including obtaining stockholder approval and the satisfaction of other conditions to closing the merger, the ability of Innoveda to successfully integrate the operations of PADS, the acceptance of the combined companies' products in the marketplace, the ability of Innoveda to successfully develop new products, and the other risks described in the registration statement on Form S-4 (File No. 333-89491) filed on October 22, 1999, as amended, in Innoveda's most recent quarterly report on Form 10-Q and annual report on Form 10-K and other public filings made by Innoveda with the Securities and Exchange Commission, which factors are incorporated herein by reference.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

         Innoveda intends to file a Registration Statement on Form S-4 in connection with its acquisition of PADS and PADS expects to mail a Proxy Statement/Prospectus to its

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stockholders containing information about the merger. Investors and stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus, when they become available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Innoveda, PADS, the merger and other related matters. Investors and stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus, when filed, through the web site maintained by the United States Securities and Exchange Commission at http://www.sec.gov. Free copies of the Registration Statement and the Proxy Statement/Prospectus, excluding exhibits, may also be obtained from Innoveda, when available, by directing a request to Innoveda, Inc., 293 Boston Post Road West, Marlboro, Massachusetts 01752, Attention: Peter T. Johnson., telephone: (508) 480-0888.

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Editor's note: All trademarks and registered trademarks are the property of their respective owners.